                                                              Page 1 of 16 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          ELITE INFORMATION GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)



                                     28659M
                                ----------------
                                 (CUSIP Number)


                                 Steven O. Todd
                          10800 Sikes Place, Suite 300
                         Charlotte, North Carolina 28277
                        ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                        This statement contains 16 pages.
                         The exhibit index is on page 16

                                  SCHEDULE 13D

-----------------------------------------------------          ------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 2 OF 16 PAGES
-----------------------------------------------------          ------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               David A. Finley
---------------------------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a)    X
                                                                                                        ------
                                                                                                    (b)
                                                                                                        ------
---------------------------------------------------------------------------------------------------------------------
3              SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS*


               00
---------------------------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



---------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION


               United States
---------------------------------------------------------------------------------------------------------------------
NUMBER OF              7          SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                    82,000
                       ----------------------------------------------------------------------------------------------
                       8          SHARED VOTING POWER


                                    0
                       ----------------------------------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER


                                    82,000
                       ----------------------------------------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER


                                    0
---------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               82,000
---------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



---------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.0 %

---------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*


                 IN
---------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          ------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 3 OF 16 PAGES
-----------------------------------------------------          ------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Roger Noall
---------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)   X
                                                                                                       -----
                                                                                                   (b)
                                                                                                       -----
---------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



---------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
---------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



---------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
---------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   24,000
                       ---------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       ---------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   24,000
                       ---------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
--------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               24,000
--------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



--------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               .3%
--------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               IN
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 4 OF 16 PAGES
-----------------------------------------------------          -------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Christopher K. Poole
----------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)   X
                                                                                                       ------
                                                                                                   (b)
                                                                                                       ------
----------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
----------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



----------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   87,668
                       -----------------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   87,668
                       -----------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
----------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             87,668
----------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]



----------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             1.0%
----------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 5 OF 16 PAGES
-----------------------------------------------------          -------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Alan Rich
----------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)   X
                                                                                                       -----
                                                                                                   (b)
                                                                                                       -----
----------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
----------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



----------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   18,501
                       -----------------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   18,501
                       -----------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
----------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               18,501
----------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]



----------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


             .2%
----------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 6 OF 16 PAGES
-----------------------------------------------------          -------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             William G. Seymour
----------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)   X
                                                                                                       ------
                                                                                                   (b)
                                                                                                       ------
----------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
----------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



----------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   436,622
                       -----------------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   436,622
                       -----------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
----------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             436,622
----------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



----------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               5.2%
----------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 7 OF 16 PAGES
-----------------------------------------------------          -------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Barry Emerson
----------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)   X
                                                                                                       ------
                                                                                                   (b)
                                                                                                       ------
----------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
----------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



----------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   0
                       -----------------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
----------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               0
----------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



----------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               0%
----------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------------------------          -------------------------------------------------------------
CUSIP NO. 28659M                                               PAGE 8 OF 16 PAGES
-----------------------------------------------------          -------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             PAR Investment Partners, L.P.
----------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a)    X
                                                                                                        -----
                                                                                                   (b)
                                                                                                        -----
----------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY



----------------------------------------------------------------------------------------------------------------------------0
4            SOURCE OF FUNDS*


             00
----------------------------------------------------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3)



----------------------------------------------------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             State of Delaware
----------------------------------------------------------------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   1,220,300
                       -----------------------------------------------------------------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       -----------------------------------------------------------------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   1,220,300
                       -----------------------------------------------------------------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
----------------------------------------------------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               1,220,300
----------------------------------------------------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]



----------------------------------------------------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               14.5%
----------------------------------------------------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               PN
----------------------------------------------------------------------------------------------------------------------------

                                                              Page 9 of 16 pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") is filed with respect to shares of Common Stock, $.01 par value per share ("Common Stock"), of Elite Information Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5100 West Goldleaf Circle, Suite 100, Los Angeles, California 90056.

Item 2.  Identity and Background.

         This Statement is filed by David A. Finley, Roger Noall, Christopher K. Poole, Alan Rich, William G. Seymour, Barry Emerson, and PAR Investment Partners, L.P. (collectively, the "Filing Persons"). Each of the Filing Persons, other than PAR Investment Partners, L.P. and Barry Emerson, is a director of the Issuer.

         David A. Finley is the President of Investment Management Partners, Inc. His business address is 21 Bedford Center Road, Bedford Hills, NY 10507. During the past five years, Mr. Finley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Finley is a citizen of the United States.

         Roger Noall is an executive at KeyCorp. His business address is 127 Public Square, Cleveland, Ohio 44114-1306. During the past five years, Mr. Noall has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Noall is a citizen of the United States.

         Christopher K. Poole is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer. His principal business address and the address of the principal office of the Issuer is 5100 W. Goldleaf Circle, Suite 100, Los Angeles, California 90056. During the past five years, Mr. Poole has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Poole is a citizen of the United States.

         Barry Emerson is the Chief Financial Officer of the Issuer. His principal business address and the address of the principal office of the Issuer is 5100 W. Goldleaf Circle, Suite 100, Los Angeles, California 90056. During the past five years, Mr. Emerson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or

                                                             Page 10 of 16 Pages


state securities laws or finding any violations with respect to such laws. Mr. Emerson is a citizen of the United States.

         Alan Rich is currently retired, but provides services as a consultant to Issuer and as a director and non-employee Chairman of Issuer. His principal address is 9430 Kirkside Road, Los Angeles, California 90035. During the past five years, Mr. Rich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Rich is a citizen of the United States.

         William G. Seymour is the President of PriMax Properties, LLC. His principal business address is 1115 East Morehead Street, Charlotte, North Carolina 28204. During the past five years, Mr. Seymour has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Mr. Seymour is a citizen of the United States.

         PAR Investment Partners, L.P. ("PIP") is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         The sole general partner of PIP is Par Group, L.P. ("PAR Group"), a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         The sole general partner of PAR Group is PAR Capital Management, Inc. ("PAR Capital"), a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker, III is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur
G. Epker, III is Suite 1600, One Financial Center, Boston, Massachusetts 02111.

         During the last five years PIP, PAR Group, and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         During the last five years Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future

                                                             Page 11 of 16 Pages


violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III are all citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth under Item 4 of this Statement is incorporated by reference herein. No funds were used in connection with the execution of the Stockholders Agreement as described herein.

Item 4.  Purpose of Transaction.

         On December 14, 1999, the Issuer, Solution 6 Holdings, Limited, a New South Wales, Australia corporation ("Solution 6"), and EIG Acquisition Corp, a Delaware corporation and an indirect wholly owned subsidiary of Solution 6 ("Purchaser") entered into an Agreement and Plan of Merger providing for the making of a cash tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price per share of $11.00 (the "Offer Price"), and for the merger of Issuer and Purchaser (the "Merger Agreement"). To induce Solution 6 and Purchaser to enter into the Merger Agreement, on December 14, 1999, the Filing Persons entered into a Stockholders Agreement (the "Stockholders Agreement") with Solution 6 and Purchaser, whereby each Filing Person agreed (1) to tender at the Offer Price any of the shares of Common Stock owned by such Filing Person in the Offer, if so directed by Purchaser, (2) to sell to Purchaser at the Offer Price all of the shares of Common Stock owned by such Filing Person that were not tendered in the Offer immediately following the expiration of the Offer, and (3) to grant to Purchaser an irrevocable option exercisable upon the occurrence of certain specified events, to purchase any or all of the shares of Common Stock owned by such Filing Person and any and all options owned by such Filing Person to purchase shares of Common Stock. In addition, under the Stockholders Agreement, each Filing Person agreed to irrevocably grant to certain representatives of Solution 6, the proxy of such Filing Person, and to irrevocably appoint such representatives as the attorney-in-fact for such Filing Person to vote the shares of Common Stock of the Filing Person in favor of the Merger Agreement and the transactions contemplated thereby, and against any alternative transaction.

         The Merger Agreement contemplates that upon acceptance for payment of, and payment by Purchaser for, any shares of Common Stock of the Issuer pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Issuer as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, representation on the Board of Directors of the Issuer proportional to the percentage

                                                             Page 12 of 16 Pages


ownership of the Purchaser of shares of Common Stock of the Issuer; provided, however, that until such time as a merger of Issuer and Purchaser is effective as contemplated by the Merger Agreement, there shall remain at least two directors on the Board of Directors of the Issuer who were directors on the Board of Directors of the Issuer prior to execution of the Merger Agreement. The Merger Agreement also contemplates that, subject to the approval of the shareholders of the Issuer if required, the Purchaser shall merge with and into the Issuer, with the Issuer to be the surviving corporation. At such time as the merger is effective, the certificate of incorporation and the bylaws of the surviving corporation would be amended to read in their entirety the same as the certificate of incorporation and the bylaws, respectively, of the Purchaser in effect immediately prior to the merger; provided that the name of the surviving corporation shall continue to be Elite Information Group, Inc.

Item 5.  Interest in Securities of the Issuer.

         (a)      (1)      David A. Finley may be deemed to beneficially own
                           82,000 shares of Common Stock. On the basis of 8,489,380 shares of Common Stock outstanding, such shares constitute 1.0 percent of the outstanding shares of common stock.

                  (2) Roger Noall may be deemed to beneficially own 24,000 shares of Common Stock. On the basis of 8,413,380 shares of Common Stock outstanding, such shares constitute .28 percent of the outstanding shares of common stock.

                  (3) Christopher K. Poole may be deemed to beneficially own 87,668 shares of Common Stock. On the basis of 8,492,048 shares of Common Stock outstanding, such shares constitute 1.0 percent of the outstanding shares of common stock.

                  (4) Alan Rich may be deemed to beneficially own 18,501 shares of Common Stock. On the basis of 8,427,881 shares of Common Stock outstanding, such shares constitute .22 percent of the outstanding shares of common stock.

                  (5) William G. Seymour may be deemed to beneficially own 436,622 shares of Common Stock. On the basis of 8,413,380 shares of Common Stock outstanding, such shares constitute 5.2 percent of the outstanding shares of common stock.

                  (6) Barry Emerson may be deemed to beneficially own 0 shares of Common Stock. On the basis of 8,409,380 shares of Common Stock outstanding, such shares constitute 0 percent of the outstanding shares of common stock.

                  (7) PAR Investment Partners, L.P. may be deemed to beneficially own 1,220,300 shares of Common Stock. On the basis of 8,409,380 shares of Common Stock outstanding, such shares constitute 14.5 percent of the outstanding shares of common stock.

                                                             Page 13 of 16 Pages


         (b) The following table sets forth, with respect to each of the Filing Persons, the number of shares of Common Stock as to which such person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition.

                                                 Sole               Shared          Sole Power       Shared Power
                 Person                      Voting Power        Voting Power       to Dispose        to Dispose
                 ------                      ------------        ------------       ----------       ------------
David A. Finley                                  82,000               0                82,000              0
Roger Noall                                      24,000               0                24,000              0
Christopher K. Poole                             87,668               0                87,668              0
Alan Rich                                        18,501               0                18,501              0
William G. Seymour                              436,622               0               436,622              0
Barry D. Emerson                                      0               0                     0              0
PAR Investment Partners, L.P.                 1,220,300               0             1,220,300              0

         (c) The information set forth in Item 4 is incorporated by reference herein.

         (d) The information set forth in Item 4 is incorporated by reference herein.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 4 is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         (a) The Stockholders Agreement dated December 14, 1999, between Solution 6, Purchaser and the Filing Persons is filed as
                  Exhibit 1 hereto and is incorporated by reference to Exhibit
                  99.2 to the Issuer's Schedule 14D-9 filed with the Securities and Exchange Commission on December 21, 1999.

         (b) The Joint Filing Agreement between the Filing Persons is filed as Exhibit 2 hereto.

         (c) The Power of Attorney of David A. Finley dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 3 hereto.

         (d) The Power of Attorney of Roger Noall dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 4 hereto.

                                                             Page 14 of 16 Pages


         (e) The Power of Attorney of Christopher K. Poole dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 5 hereto.

         (f) The Power of Attorney of Alan Rich dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 6 hereto.

         (g) The Power of Attorney of William G. Seymour dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 7 hereto.

         (h) The Power of Attorney of Barry Emerson dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 8 hereto.

         (i) The Power of Attorney of PAR Investment Partners, L.P. dated December 17, 1999, with respect to the execution of this Statement and any amendments thereto, is filed as Exhibit 9 hereto.

                                                             Page 15 of 16 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 22, 1999                   /s/ David A. Finley
                                           ----------------------------------
                                           David A. Finley
                                           by Steven O. Todd, Attorney-in-Fact

Date:  December 22, 1999                   /s/ Roger Noall
                                           ----------------------------------
                                           Roger Noall
                                           by Steven O. Todd, Attorney-in-Fact

Date:  December 22, 1999                   /s/ Christopher K. Poole
                                           ----------------------------------
                                           Christopher K. Poole
                                           by Steven O. Todd, Attorney-in-Fact

Date:  December 22, 1999                   /s/ Alan Rich
                                           ----------------------------------
                                           Alan Rich, by Steven O. Todd,
                                           Attorney-in-Fact

Date:  December 22, 1999                   /s/ William G. Seymour
                                           ----------------------------------
                                           William G. Seymour
                                           by Steven O. Todd, Attorney-in-Fact

Date:  December 22, 1999                   /s/ Barry Emerson
                                           ----------------------------------
                                           Barry Emerson
                                           by Steven O. Todd, Attorney-in-Fact

Date:  December 22, 1999                   PAR INVESTMENT PARTNERS, L.P.
                                           By: PAR Group, L.P., General Partner
                                               By: PAR Capital Management, Inc.,
                                                   General Partner

                                                   /s/ Arthur G. Epker III
                                                   --------------------------
                                                   Arthur G. Epker III,
                                                   Vice President,
                                                   by Steven O. Todd,
                                                   Attorney-in-Fact

                                  EXHIBIT INDEX


   Exhibit No.           Exhibit
   -----------           -------
         1        Stockholders Agreement dated December 14, 1999, between
                  Solution 6, Purchaser, and the Filing Persons, incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 of the Issuer
                  filed with the Securities and Exchange Commission on December
                  21, 1999

         2        Joint Filing Agreement between the Filing Persons

         3        Power of Attorney of David A. Finley dated December 17, 1999

         4        Power of Attorney of Roger Noall dated December 17, 1999

         5        Power of Attorney of Christopher K. Poole dated December 17,
                  1999

         6        Power of Attorney of Alan Rich dated December 17, 1999

         7        Power of Attorney of William G. Seymour dated December 17,
                  1999

         8        Power of Attorney of Barry Emerson dated December 17, 1999

         9        Power of Attorney of PAR Investment Partners, L.P. dated
                  December 17, 1999